17009662

SEC Mail Processing Section

MAR 06 2017

Washington DC 406

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

| SEC FILE NUMBER |
|---|
| 8- 69401 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Dakoy Capital Markets, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**420 Lexington Avenue, Suite 2301**
(No. and Street)

| **New York** | **NY** | **10170** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Craig Spivey** **(347) 284-0110**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **900 Circle 75 Parkway SE, Suite 1100** | **Atlanta** | **Georgia** | **30339** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE**:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, **Craig Spivey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dakoy Capital Markets, LLC**, as of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MICHAEL VINCENT CICERO
Notary Public - State of New York
NO. 01CI6349022
Qualified in New York County
My Commission Expires Oct 11, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

# DAKOY CAPITAL MARKETS, LLC

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION

## FOR THE YEAR ENDED

## DECEMBER 31, 2016

## WITH REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT**
**REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Dakoy Capital Markets, LLC

We have audited the accompanying financial statements of Dakoy Capital Markets, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Dakoy Capital Markets, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakoy Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Dakoy Capital Markets, LLC financial statements. The information is the responsibility of Dakoy Capital Markets, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 1, 2017
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

# DAKOY CAPITAL MARKETS, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2016

| | |
|---|---|
| **ASSETS** | |
| Cash and Cash Equivalents | $ 32,400 |
| Deposit with Clearing Broker | 150,000 |
| Property and Equipment at cost, Less Accumulated Depreciation of $1,743 | 11,650 |
| Other Assets | 4,997 |
| TOTAL ASSETS | $ 199,047 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities | |
| Accounts Payable and Accrued Expenses | $ 13,480 |
| Due to Related Party | 5,000 |
| Total Liabilities | 18,480 |
| Member's Equity | 180,567 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 199,047 |

See accompanying notes to financial statements.

**DAKOY CAPITAL MARKETS, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | |
|---|---|
| Commissions | |
| | $ 32,524 |
| Total Revenue | $ 32,524 |
| Expenses | |
| Commissions, Compensation and Benefits | $ 604,667 |
| Clearing Costs | 117,591 |
| Occupancy | 30,000 |
| Advertising | 1,060 |
| Regulatory Fees | 13,245 |
| Communications | 43,057 |
| Other Operating Expenses | 213,817 |
| Total Expenses | 1,023,437 |
| Net Loss | $ (990,913) |

See accompanying notes to financial statements.

**DAKOY CAPITAL MARKETS, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | |
|---|---|
| Balance at January 1, 2016 | $ 457,505 |
| Contributions: | |
| Cash | 638,975 |
| Forgiveness of rent owed | 75,000 |
| Net Loss | ( 990,913) |
| Balance at December 31, 2016 | $ 180,567 |

**See accompanying notes to financial statements.**

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net Loss | $ (990,913) |
| Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities: | |
| Increase in Prepaid Expenses and Other Assets | (4,092) |
| Forgiveness of rent expense incurred | 75,000 |
| Decrease in Accounts Payable and Accrued Expenses | (30,585) |
| Decrease in Due to Related Party | (45,000) |
| Net Cash Used in Operating Activities | (995,590) |
| Cash Flows From Investing Activities | |
| Purchase of Property and Equipment | (11,650) |
| Net Cash Used by Investing Activities | (11,650) |
| Cash Flows From Financing Activities | |
| Member Contributions | 638,975 |
| Net Cash Provided by Financing Activities | 638,975 |
| Net Decrease in Cash | (368,265) |
| Cash and Cash Equivalents January 1, 2016 | 400,665 |
| Cash and Cash Equivalents December 31, 2016 | $ 32,400 |

See accompanying notes to financial statements.

# DAKOY CAPITAL MARKETS, LLC
## NOTES TO FINANCIAL STATEMENTS
## December 31, 2016

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of New York effective in March 2015. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company provides brokerage trading in both equities and fixed income securities to institutions throughout the United States and provide advisory services to small to mid-capitalized companies. The Company operates from an office located in New York, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash in a high credit quality bank. Balances may at times exceed the federally insured limit.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a limited liability company. Income or losses of the Company flow through to the member and therefore no provision for income taxes is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. There are no receivables at December 31, 2016.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results · could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a trade date basis.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B-NET CAPITAL

The Company, as a registered broker dealer, is. subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to l. At December 31, 2016, the Company had net capital of $164,270 which was $ 64,270 above its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .11 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - DEPOSITS AT CLEARING ORGANIZATION

The Company clears all of its proprietary and customer transaction through other broker-dealers on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed Correspondent / clearing agreement.

NOTE E - LEASE

The Company rents office space pursuant to a one year lease that expires December 31, 2016 from a related party. Rent expense for 2016 was $30,000. $ 25,000 of the rent due for 2016 was forgiven by a related party during 2016.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course or business. The Company has no litigation in progress at December 31, 2016.

NOTE G – NET LOSS

The Company has incurred significant losses and is dependent upon capital contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through January 1, 2018.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

**SCHEDULE I**
**DAKOY CAPITAL MARKETS, LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2016**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total Stockholder's Equity Qualified for Net Capital | | $ 180,567 |
| Deductions and/or Charges | | |
| Non-allowable Assets: | | |
| Property & Equipment | 11,650 | |
| Other Assets | 4,647 | |
| Total Deductions and/or Charges | | 16,297 |
| Net Capital before Haircuts on Securities Positions (Tentative Net Capital) | | 162,270 |
| Haircuts on Investment Securities | | 0 |
| Net Capital | | $ 162,270 |
| Aggregate Indebtedness | | $ 18,480 |
| Percentage of Aggregate Indebtedness to Net Capital | | 11.30% |
| Minimum Net Capital Required | | $ 100,000 |
| Excess of Net Capital Over Minimum Requirement | | $ 64,270 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2016

There is no significant difference between net capital as reported in form X—17A-5, as amended, and net capital as computed above.

**DAKOY CAPITAL MARKETS, LLC**

**SCHEDULE II**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

**SCHEDULE III**
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Dakoy Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dakoy Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dakoy Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Dakoy Capital Markets, LLC stated that Dakoy Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dakoy Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dakoy Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC